       As filed with the Securities and Exchange Commission on December 18, 2002
                                                   Registration No. 333-________


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              SUREBEAM CORPORATION
             (Exact Name Of Registrant As Specified In Its Charter)


           DELAWARE                           3556                      33-0921003
(State Or Other Jurisdiction Of   (Primary Standard Industrial        (IRS Employer
Incorporation Or Organization)     Classification Code Number)     Identification No.)


               9276 SCRANTON ROAD, SUITE 600, SAN DIEGO, CA 92121
               (Address Of Principal Executive Offices) (Zip Code)

                                 (858) 795-6300
              (Registrant's Telephone Number, Including Area Code)

                              LAWRENCE A. OBERKFELL
                 CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                              SUREBEAM CORPORATION
                          9276 SCRANTON ROAD, SUITE 600
                           SAN DIEGO, CALIFORNIA 92121
                                 (858) 795-6300
            (Name, Address, Including Zip Code, And Telephone Number,
                   Including Area Code, Of Agent For Service)

                          Copies Of Communications To:

                             G. EDWARD ARLEDGE, ESQ.
                              P. BLAKE ALLEN, ESQ.
                       LUCE FORWARD HAMILTON & SCRIPPS LLP
                          600 WEST BROADWAY, SUITE 2600
                           SAN DIEGO, CALIFORNIA 92101
                                 (619) 236-1414

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                   ----------

                         CALCULATION OF REGISTRATION FEE


                                                           PROPOSED           PROPOSED
                                                           MAXIMUM             MAXIMUM
    TITLE OF EACH CLASS OF         AMOUNT TO BE         OFFERING PRICE        AGGREGATE                AMOUNT OF
 SECURITIES TO BE REGISTERED        REGISTERED            PER UNIT          OFFERING PRICE         REGISTRATION FEE
 ---------------------------        ----------            --------          --------------         ----------------
Class A Common Stock                 6,595,389(1)         $4.285(2)           $28,261,242             $2,600.03


(1) Includes 1,319,075 shares of Class A Common Stock issuable upon exercise of warrants at an exercise price of $6.00 per share. Also registered hereunder pursuant to Rule 416 under the Securities Act of 1933, as amended, are an indeterminate number of additional shares of Class A Common Stock which may become issuable by virtue of anti-dilution provisions of such warrants to prevent dilution resulting from stock splits, stock dividends or similar events as specified in the terms of the warrants.

(2) Estimated solely for the purpose of calculating the registration fee, pursuant to Rule 457(c), based on the average of the high and low prices of the Registrant's common stock as reported on the Nasdaq National Market for December 13, 2002, which date is within 5 business days prior to the initial filing date of this Registration Statement.

                                   ----------

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

      THIS INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 DATED DECEMBER 18, 2002, SUBJECT TO COMPLETION

                              SUREBEAM CORPORATION
                    6,595,389 SHARES OF CLASS A COMMON STOCK

      This prospectus is part of a registration statement of SureBeam Corporation ("SureBeam," "we," "us" or "our") filed with the Securities and Exchange Commission (the "SEC") in connection with a private placement completed by SureBeam in December 2002. As part of the private placement, we agreed to register for resale the shares of common stock sold thereunder. We also agreed to register shares of common stock issuable upon exercise of warrants issued to the purchasers of the common stock in the private placement. This prospectus will be used by the selling stockholders to sell up to 6,595,389 shares of our common stock. This means:

      - The selling stockholders may sell their shares of common stock from time to time.

      - For information on the methods of sale of the common stock, you should refer to the section entitled "Plan of Distribution" on page
            15. SureBeam will not receive any portion of the proceeds from the sale of this common stock.

      - You should read this prospectus and any prospectus supplement carefully and in its entirety before you invest in shares of our common stock.

      SureBeam's common stock is traded on the Nasdaq National Market under the symbol SURE. On December 13, 2002, the last reported sale price of a share of our common stock on the Nasdaq National Market was $4.25.


          INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.

 YOU SHOULD CAREFULLY READ AND CONSIDER THE " RISK FACTORS" BEGINNING ON PAGE 2.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
  ADEQUACY OF ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                The date of this prospectus is December ___, 2002

                                TABLE OF CONTENTS

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS................................    1
THE COMPANY.....................................................................    1
RISK FACTORS....................................................................    2
USE OF PROCEEDS.................................................................   13
ISSUANCE OF COMMON STOCK TO THE SELLING STOCKHOLDERS............................   14
INCOME TAX CONSIDERATIONS.......................................................   14
SELLING STOCKHOLDERS............................................................   14
PLAN OF DISTRIBUTION............................................................   15
LEGAL MATTERS...................................................................   16
EXPERTS ........................................................................   17
WHERE YOU CAN FIND MORE INFORMATION.............................................   17
INFORMATION INCORPORATED BY REFERENCE...........................................   17



                                      (i)

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SHARES IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF THE DATE ON THE COVER.

                CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

      To the extent that the information presented in this prospectus, and in other documents which are incorporated by reference in this prospectus under the section of this prospectus entitled "Where You Can Find More Information," discusses financial projections, information or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Such forward-looking statements can be identified by the use of words such as "intends," "anticipates," "believes," "estimates," "projects," "forecasts," "expects," "plans," and "proposes." Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the cautionary statements in the "Risk Factors" section of this prospectus. These cautionary statements identify important factors that could cause actual results to differ materially from those described in the forward-looking statements. When considering forward-looking statements in this prospectus, you should keep in mind the cautionary statements in the "Risk Factors" section and other sections of this prospectus, and other cautionary statements in documents which are incorporated by reference in this prospectus under the section of this prospectus entitled "Where You Can Find More Information."

                                   THE COMPANY

      We are a leading provider of electronic irradiation systems and services for the food industry. We were formed in August 2000 in connection with the contribution by The Titan Corporation ("Titan") of the assets, liabilities and operations related to its electronic food irradiation business. Titan's electronic food irradiation business had previously been operated as part of a division of Titan, together with Titan's medical equipment sterilization business and its government linear electron beam accelerator business. References to SureBeam, the Company or us in this discussion and analysis section and in the historical financial statements refer to this division of Titan prior to the date of the contribution of the electronic food irradiation business to us by Titan. Our spin-off from Titan was completed on August 5, 2002 when Titan distributed all of its shares of the common stock of SureBeam to the stockholders of Titan.

      Our SureBeam electronic food irradiation process significantly improves food safety, prolongs shelf life and provides disinfestation, without compromising food taste, texture or nutritional value. Our SureBeam process is based on proven electron beam technology that destroys harmful food-borne bacteria such as E-coli, salmonella and listeria, eliminates or renders harmless fruit flies and other pests and reduces bacteria driven food spoilage. Heightened awareness of food safety issues has prompted food growers, packers, processors and retailers to find new, safe and efficient ways to eliminate bacteria and insects from their products and to reduce food spoilage. Unlike older irradiation technologies, our SureBeam process does not use radioactive isotopes as a means of irradiation. Instead, our SureBeam system uses ordinary electricity and operates in an efficient and environmentally responsible manner. As a result, we believe we have an opportunity to establish electronic irradiation as a new standard for food safety and SureBeam as the leading brand for food safety solutions.

      Our electronic food irradiation system combines our patented conveyor and shielding systems and proprietary software with publicly available electron beam, x-ray and linear accelerator technology. Under our business model, we intend to generate revenue using our electronic food irradiation system in primarily three types of installations:

      - Service centers owned by us, which will charge customers for processing services;

      - Service centers owned by third parties, using equipment they have purchased from us, which will be charged a continuing royalty fee for using our technology on an ongoing basis; and

      - Systems owned by us and installed as part of a customer's production line, which customers will be charged for processing services.

                                  RISK FACTORS

RISKS RELATED TO OUR BUSINESS

AN INVESTMENT IN SHARES OF OUR COMMON STOCK IS VERY RISKY. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AS WELL AS THE OTHER INFORMATION CONTAINED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS BEFORE DECIDING TO INVEST.

WE WILL REQUIRE SIGNIFICANT ADDITIONAL CAPITAL TO FUND OPERATIONS, WHICH MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS OR AT ALL.

      We will require additional funds to execute our current business plan which includes building new SureBeam(R) in-line systems and service centers, funding working capital, including in relation to our international and domestic strategic alliances, and funding our ongoing operations, including our corporate infrastructure, as a stand-alone entity. However, our future capital requirements will depend on many factors, including:

      - Fluctuations in our working capital requirements, including the continued or increased demand to build our systems in advance of payment;

      - Unexpected delays in collecting accounts receivable from sales of our systems;

      - The volume of food processed at our service centers and the fixed costs of operating these facilities at substantially less than current capacity;

      - The costs of components for our systems, and the production cost of assembling our systems;

      - The adequacy of our manufacturing and other facilities to meet demand for our products and services;

      - The size and complexity of, and the progress in, our research and development programs;

      - The costs of filing and prosecuting patent applications, and maintaining, defending and enforcing our patents; and

      -     The timing, scope and results of market testing by food processors.

IF OUR REVENUES FROM OPERATIONS DO NOT MEET OUR EXPECTATIONS, WE MAY HAVE A HEIGHTENED NEED FOR ADDITIONAL CAPITAL FROM A SOURCE OTHER THAN OUR CURRENT CREDIT FACILITY.

         Titan has extended to us a $50.0 million senior secured credit facility secured by substantially all of our assets. It allows us to borrow up to a maximum of $12.5 million per quarter beginning in the fourth quarter of 2002 through the fourth quarter of 2003, subject to the $50.0 million aggregate limitation on borrowing. The amount available for borrowing in each of the second, third and fourth quarters of 2003 is based upon our earnings before interest, taxes, depreciation and amortization (EBITDA) for the prior quarter as a percentage of the EBITDA target in our annual operating plan. If our operating revenues do not meet our expectations, it is likely that (i) our EBITDA will not meet our EBITDA target, which will limit the amount which we can borrow under the Titan credit facility; and (ii) because of the shortfall in revenues, we will have a greater need to borrow funds to fulfill our current business plan. Therefore, failure to meet our expected operating revenues could have a compounded effect, which could require us to obtain additional financing sooner than currently anticipated in order to fulfill our current business plan. In such circumstance, no assurance can be made that we would be able to obtain additional financing on terms reasonable to us, or at all, which could have a material adverse effect upon our results of operations and financial condition.

OUR CURRENT CREDIT FACILITY MAY NOT BE SUFFICIENT FOR OUR CAPITAL REQUIREMENTS.

      In the past, Titan financed a significant portion of our working capital and other capital requirements and Titan has extended to us a $50.0 million senior secured credit facility secured by substantially all of our assets. This facility is subject to limits in the amounts that can be drawn each quarter, and subject to certain financial covenants and affirmative and negative covenants. As of December 13, 2002, we have borrowed $25.0 million under this senior secured credit facility. We cannot give assurance that the $50.0 million senior secured credit facility will be adequate for our liquidity needs or that we will be able to obtain any additional credit on as favorable terms or at all. We believe our current liquidity, including the senior secured credit facility with Titan, will allow us to continue our operations through 2003; however, if our capital requirements vary from our current plans, we may require additional financing sooner than we anticipate. We expect we will need to obtain additional debt or equity financing in order to execute our business strategy. Future equity financings would be dilutive to the existing holders of our common stock. Future debt financings would most likely involve restrictive covenants and would need to be approved by Titan. Additional financing from Titan or from third parties may be unavailable to us when needed. If we are unable to obtain future equity financing or debt financing or obtain additional funding from Titan or other financing sources on terms acceptable to us or at all or if we are unable to generate sufficient cash flow from operations, we believe we would have sufficient funds to continue our operations through 2003, but we would have to significantly reduce our current business plan and delay, curtail or eliminate some of our operations or capital expenditures in 2004 and beyond, which could have a material adverse effect on our results of operations and financial condition.

WE MAY NOT ACHIEVE OUR FINANCIAL GOALS IN A TIMELY MANNER, OR AT ALL, DUE TO VARIABILITY OF TIMING AND AMOUNTS OF REVENUES OBTAINED FROM SALES OF OUR SYSTEMS.

      Historically, a majority of our revenues have been obtained through sales of our SureBeam electronic food irradiation systems. We recognize the revenues from these sales using the percentage-of-completion method of accounting, which allows us to recognize revenue as our fulfillment of the contract progresses. Under this method, delays in finalizing anticipated sales contracts or even in construction of systems we have sold can significantly reduce the amount of revenues which we recognize during any given quarter. Because many of our expenses are relatively fixed, it is unlikely that a reduction in revenues recognized in a particular quarter would result in a corresponding reduction in our expenditure levels for the quarter. Therefore, delays may have a material adverse effect on our operating results for the quarter in which the delay occurs, causing us to be unable to achieve our financial goals for the quarter. If we do not meet our financial goals for a quarter, or if our operating results for a quarter are below the expectations of public market analysts and investors, the price of our common stock may decrease significantly.

OUR BUSINESS IS AT AN EARLY STAGE OF DEVELOPMENT. WE ARE SUBJECT TO THE RISKS OF NEW ENTERPRISES AND THE COMMERCIALIZATION OF A TECHNOLOGY THAT REQUIRES CONSUMER ACCEPTANCE.

      Our early stage of development makes it difficult to assess our prospects or predict our future operating results. We are subject to risks and uncertainties frequently encountered by early stage companies that involve the new application of an existing technology. These risks include our inability to:

      - Build consumer confidence in the benefits of food irradiation and establish the acceptance of our SureBeam electronic irradiation technology;

      - Establish and maintain a sufficient number of food industry customers and strategic relationships; and

      - Obtain substantial capital to support the further development of our technology and the commercialization of our systems and services.

      If we do not successfully address these risks, we may not be able to increase revenues or commercialize our SureBeam system.

IF WE ARE UNABLE TO SUCCESSFULLY ACHIEVE BROAD MARKET ACCEPTANCE OF OUR SUREBEAM SYSTEM, WE MAY NOT BE ABLE TO GENERATE ENOUGH REVENUES IN THE FUTURE TO ACHIEVE OR SUSTAIN PROFITABILITY.

      We are dependent on the successful commercialization of our SureBeam system. The market for electronically irradiated food is at an early stage of development and has developed slower than we had originally expected. As of September 30, 2002, eleven food processors were selling food electronically irradiated by us and the volume of food being processed is still a very small percentage of the market of ground beef. To date, no market has developed for chicken. The FDA still has not approved the irradiation of processed food, which represents a substantial potential market. We processed 11.1 million pounds of food products in 2001, up from 5.9 million pounds processed in 2000. Through September 30, 2002, we have processed approximately 10.3 million pounds of food products. Other food processors are testing our technology and it is uncertain whether or when they will begin commercial production, which in some cases depends on obtaining regulatory approval. We also do not know whether or when more fast food or other national chain restaurants or food retailers will decide to offer irradiated meat and create demand for our electronic irradiation systems. We expect that some food processors will not irradiate food unless industry leaders first commit to distribute irradiated food.

      The markets for our SureBeam system are unproven. Our SureBeam technology may not gain adequate commercial acceptance or success. A variety of the risk factors discussed in this section will determine the success of our market development and commercialization efforts and the rate and extent of market acceptance of our SureBeam system.

PUBLIC CONCERNS OVER THE IRRADIATION OF FOOD COULD NEGATIVELY IMPACT MARKET ACCEPTANCE OF OUR SUREBEAM PROCESS AND SUREBEAM(R) BRANDED FOOD PRODUCTS.

      Irradiation of food by any technology, whether using an electron beam or radioactive isotopes, is opposed by several organized and vocal consumer groups who claim that irradiated food products are unsafe for consumption or pose a danger to the environment. These groups attempt to influence public policy and promote consumer opposition to irradiated food through activities such as picketing stores that offer irradiated food and by lobbying politicians. Because irradiation of foods by electron beam technology is a new process, consumers need to be informed about the benefits and safety of food irradiation. Since irradiation of food by any method, whether using electron beam or radioactive isotopes, must be disclosed under the same label "Treated with Radiation" or "Treated by Irradiation," consumers may fear that our process makes food unsafe for consumption, has unknown future health effects or poses a danger to the environment. We risk not being able to overcome these fears through our educational efforts or to distinguish our process from gamma irradiation. If the public or our potential customers perceive our systems and services as unsafe or undesirable, our systems and services may not gain market acceptance, which would severely limit our ability to market and sell our products. In addition, negative public attitudes may prompt state legislatures to prohibit the sale of irradiated food. Further, consumers may be unwilling to pay for the higher cost of food products processed by our SureBeam system, which could negatively impact the market acceptance of our process.

WE HAVE A HISTORY OF SIGNIFICANT LOSSES AND WE MAY NOT ACHIEVE OR SUSTAIN PROFITABILITY.

      We have incurred operating losses in each quarter since we commenced operations. As of September 30, 2002, we had an accumulated deficit of approximately $117.5 million, and our net loss for the first three quarters of 2002 was $25.1 million. Our net loss for the year ended December 31, 2000 was approximately $1.8 million, and our net loss for the year ended December 31, 2001 was approximately $74.4 million, including approximately $54.3 million of non-cash stock-based compensation expense. At the time of our initial public offering, we recorded stock-based compensation of approximately $78.6 million, of which $53.5 million was recognized as an expense during the year ended December 31, 2001. We will recognize this charge in accordance with the vesting provisions of the related options through 2004. This charge will have a significant adverse impact on our earnings from 2002 through 2004. We expect to derive our future revenues from sales of our SureBeam systems and related food processing services. However, these revenues are highly uncertain. We expect to devote substantial resources to continue our sales and marketing activities, including our consumer branding efforts, further develop our administrative infrastructure and expand our research and development activities. As a result, we expect that our operating losses will increase and that we will incur operating losses through at least 2003.

REVENUES FROM SYSTEM SALES MAY DECLINE IN THE FUTURE IF WE FAIL TO MAKE NEW SYSTEM SALES OR THE TIMING OF EXPECTED CONTRACT EXECUTION IS DELAYED.

      Our system sales revenues are dependent on a few large contracts and the recognition of revenues under these long-term contracts is based upon work performed. Consequently, the timing of the execution of these contracts and the timing of work performed under them, which is partially outside of our control, could cause us to generate lower than expected revenues. To date, our revenues have been primarily attributable to the design and construction of systems for a limited number of customers, for which revenues are recognized under the percentage-of-completion method. For example, for the year ended December 31, 1999 revenue from three customers represented approximately 40% of our total revenues, for the year ended December 31, 2000 revenue from three customers represented approximately 79% of our total revenues, and for the year ended December 31, 2001 revenue from three customers represented approximately 89% of our total revenues. During the first three quarters of 2002, approximately 81% of our revenues were from two customers. Most of these systems are not yet fully constructed, installed or integrated and we expect to continue to derive system sales revenue as we complete construction, installation and integration of these systems. A reduction or delay of system sales to one or more significant customers could significantly reduce our revenues. Once the food irradiation systems become operational, we will no longer derive revenue from these system sales, but expect to derive income from food processing revenues commensurate with our existing or potential equity ownership in the entities that own and operate the third party service centers. In addition, we expect to derive revenue from processing by company-owned service centers and in-line systems. There are no assurances that we will continue to derive revenues from these customers, that revenues from these customers will continue at current or historical levels, that we will be able to derive revenue from new customers or that we will be able to derive income from significant food processing revenues in the future at anticipated levels.

WE MAY BE REQUIRED TO TAKE IMPAIRMENT CHARGES FOR RECEIVABLES IF A CUSTOMER DEFAULTS ON ITS PAYMENT OBLIGATIONS.

      We account for our revenues derived from sales of electronic food irradiation systems under fixed-price contracts using the percentage-of-completion method. These systems currently take a total of approximately 12 to 18 months to design, construct, install, integrate and deliver. Our unbilled receivables from our contracts for systems have increased substantially over the past twelve months. If a customer defaults on its payment obligations under a contract accounted for using the percentage-of-completion method or if we determine that the contract is otherwise impaired, we would take an impairment charge to earnings for the receivable arising from previously recorded revenues in respect of such contract at that time. We cannot assure you that one or more of our customers will not default on its payment obligations. For example, in December 1999, we agreed to sell a SureBeam system to a new entity, Zero Mountain SureBeam, to be formed by Zero Mountain Cold Storage. Under the agreement, a facility was to be constructed and the entity would operate an electronic food irradiation service center in Arkansas. Management of Zero Mountain Cold Storage had not moved forward with its obligation under the contract. Accordingly, in December 2001, we recorded an allowance for doubtful accounts of $1.2 million against our receivable from Zero Mountain Cold Storage.

WE HAVE NOT GENERATED POSITIVE CASH FLOW FROM OPERATIONS AND OUR CASH FLOW FROM OPERATIONS MAY BE INSUFFICIENT TO MEET OPERATING REQUIREMENTS FOR THE FORESEEABLE FUTURE.

      We used net cash from operations of $17.8 million in 2000 and $49.0 million in 2001. Through September 30, 2002, we used net cash from operations of $10.8 million. Also, in connection with our agreements with our customers, we have advanced funds aggregating $5.5 million to a strategic alliance entity in Hawaii Pride to be used primarily for land acquisition, building construction, and for working capital purposes. We do not expect significant repayments of these advances until 2003. We received a progress payment of $1.5 million on the RESAL contract in the third quarter of 2002 and will continue to receive payments based on the payment schedule in the contract. In addition, we have entered into a number of commitments to lease land and facilities in connection with construction of our four company-owned service centers of which three are operational with the fourth to be operational in the first quarter of 2003. Based on our customer requirements, we may expend funds to construct and install in-line systems that we will own and operate. We have limited sources of committed liquidity including our cash resources. Titan has extended to us a new $50.0 million senior credit facility secured by all of our assets. As of December 13, 2002, we have obtained $25.0 million under this credit facility. This facility will be subject to limits in the amounts that can be drawn each quarter, subject to financial covenants and affirmative and negative covenants. No assurance can be given that we will be able to generate sufficient positive cash flow from operations to meet operating requirements for the foreseeable future.

OUR CUSTOMER CONTRACTS FOR PROCESSING CAN BE CANCELLED ON SHORT NOTICE WITH LITTLE PENALTY AND THESE CONTRACTS ALLOW THE CUSTOMERS TO USE OTHER ELECTRONIC IRRADIATION PROVIDERS IN LIMITED CIRCUMSTANCES.

      While our customer contracts for processing generally provide for a term of more than one year, the customers may terminate such contracts with a nominal termination fee and upon short notice, typically one month. If one or more customers that are processing a significant volume of products decide to terminate their contracts, our results of operations would be adversely affected. While a termination of a contract by a customer would not generally release a customer from the exclusive provider arrangement in the customer's contract, we generally must release a customer from the exclusive provider arrangement if they can find an alternative food irradiation source that can provide a comparable service at a lower price, or if we cannot fully meet the customer's demand.

OUR CUSTOMER CONTRACTS FOR PROCESSING DO NOT OBLIGATE OUR CUSTOMERS TO USE A MINIMUM AMOUNT OF IRRADIATION SERVICES, ONLY TO USE US FOR THEIR IRRADIATION NEEDS, IF ANY.

      Our customer contracts for processing generally provide that the customer is obligated to use our irradiation services for their food irradiation need, if any. No assurance can be made, however, that our customers will require a significant amount, or any food irradiation services during the term of their respective contracts.

IF WE CANNOT ESTABLISH AND MAINTAIN RELATIONSHIPS WITH FOOD PROCESSORS, DISTRIBUTORS, RETAILERS AND FOOD SERVICE OPERATORS, WE MAY NOT BE ABLE TO INCREASE REVENUES OR COMMERCIALIZE OUR SUREBEAM SYSTEM.

      In order to increase our revenues and successfully commercialize our SureBeam system, we must establish and maintain relationships with our existing and potential customers and strategic partners. A reduction, delay or cancellation of orders from one or more significant customers or the loss of one or more key customers could significantly reduce our revenues and could damage our reputation among our current and potential customers as well as with consumers. We cannot assure you that our current customers will continue to place orders with us, that our current customers evaluating the technology will elect to enter into commercial production, that orders by existing commercial customers will increase, or that we will be able to obtain orders from new customers or continue to secure additional strategic relationships.

IF WE EXPERIENCE QUALITY CONTROL PROBLEMS OR SUPPLY SHORTAGES FROM COMPONENT SUPPLIERS, OUR REVENUES AND PROFIT MARGINS MAY SUFFER.

      Our dependence on third party suppliers for components of our systems involves several risks, including limited control over pricing, availability of materials, quality and delivery schedules. These components include the microwave cavities of our linear accelerators, which we currently obtain from a single source. We may experience quality control problems or supply shortages with respect to these components in the future. Any quality control problems or interruptions in supply with respect to one or more components or increases in component costs could materially adversely affect our customer relationships, revenues and profit margins.

THE USE OF OUR SYSTEMS TO IRRADIATE FOOD IS SUBJECT TO SIGNIFICANT GOVERNMENT REGULATION THAT COULD PROHIBIT THE SALE OF IRRADIATED FOOD IN VARIOUS JURISDICTIONS, INCREASE THE COST OF USING OUR PRODUCTS AND DELAY OR PREVENT THE USE OF OUR SYSTEMS AND SERVICES BY OUR CUSTOMERS.

      Food irradiation is subject to significant regulation as a food additive by the FDA. Use of our SureBeam system, including product labeling, is also subject to regulation by the U.S. Department of Agriculture's Food Safety and Inspection Service and by health and environmental safety departments within various states. The FDA has approved the use of irradiation for beef, poultry, pork, fruits and vegetables. The FDA has not yet approved the use of irradiation for two of the primary food markets we expect to target: processed foods and seafood. The failure of the FDA to approve irradiation of processed foods and seafood would prevent us from generating revenues from the application of our technology in these significant markets. Furthermore, the FDA could remove or restrict its approval of the use of irradiation for currently approved food products, which would severely limit our ability to provide services and systems.

      In addition, FDA regulations require that all food that has been irradiated must carry the Radura symbol, an international symbol for irradiation, and state that the product has been "Treated with Radiation" or "Treated by Irradiation" on the label or packaging. States such as Vermont have similar labeling requirements. These labeling regulations may increase the risk that consumers will not purchase goods that have been treated by our products or services, which could negatively impact our revenues.

      FDA regulations also require approval for packaging materials used by our customers. While the FDA has approved a number of packaging materials, many other materials commonly used for packaging food have not been approved. Failure or delay in receiving such approvals could have a material adverse effect on our customer relationships and revenues.

      We also are required to obtain regulatory approval from foreign regulatory authorities before we can offer our systems and services in those jurisdictions. These jurisdictions may apply different criteria than the U.S. regulatory agencies in connection with their approval processes. Monitoring changes in, and our compliance with, diverse and numerous foreign regulatory requirements may increase our costs. Regulatory approvals in foreign countries that regulate irradiation are subject to similar risks and uncertainties as are regulatory approvals in the United States. If we are unable to obtain approval to sell our products and services in these markets, our ability to generate revenues from these markets would be adversely affected.

      Our service centers also are subject to various other federal, state and municipal regulations regarding health, safety and environmental issues. Our service centers are subject to continuous supervision, in the case of the USDA, or periodic inspection by other regulators.

EFFORTS TO CHANGE THE LABELING REQUIREMENTS WITH RESPECT TO ELECTRONIC FOOD IRRADIATION MAY NOT BE SUCCESSFUL AND MAY RESULT IN CONSUMER CONFUSION.

      Along with food industry groups and others, we are seeking to change the labeling requirements for foods treated with electronic irradiation to allow the use of words like "cold pasteurization" or "electronic pasteurization" instead of "irradiation" or "radiation." Although we believe that the proposed changes may improve the overall acceptance of our SureBeam process, we cannot assure you that the proposed changes will be accepted, or if accepted, that we will recognize any benefit from such changes. Additionally, a continued reference to our SureBeam process as "irradiation" or "radiation" could adversely affect the consumer acceptance of our process.

INTERNATIONAL EXPANSION WILL SUBJECT US TO RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS THAT COULD INCREASE OUR COSTS AND DECREASE OUR PROFIT MARGINS IN BOTH OUR DOMESTIC AND OUR INTERNATIONAL OPERATIONS.

      Our success will depend in part on our ability to expand internationally as we obtain regulatory approvals to market and sell our SureBeam(R) systems in other countries. We have received orders to install systems in Saudi Arabia and in Southeast Asia and we are building a service center in Brazil for extending the shelf life of fruits and vegetables. Expansion of our international operations could impose substantial burdens on our resources, divert management's attention from domestic operations and otherwise adversely affect our business. Furthermore, international operations are subject to several inherent risks that could increase our costs and decrease our profit margins including:

      -     Reduced protection of intellectual property rights;

      -     Changes in foreign currency exchange rates

      - Changes in a specific country's or region's political or economic conditions, including military action or war in or near countries containing our international operations;

      - Trade protective measures and import or export licensing requirements or other restrictive actions by foreign governments;

      - Laws affecting the enforceability of our contracts and our ability to collect accounts receivable; and

      -     Changes in tax laws.

IF WE CANNOT EFFECTIVELY MANAGE OUR INTERNAL GROWTH, OUR BUSINESS PROSPECTS, REVENUES AND PROFIT MARGINS MAY SUFFER.

      If we fail to effectively manage our internal growth in a manner that minimizes strains on our resources, we could experience disruptions in our operations and ultimately be unable to generate revenues or profits. We expect that we will need to significantly expand our operations to successfully implement our business strategy. As we add manufacturing, marketing, sales, and other personnel, both domestically and internationally, and expand our manufacturing, irradiation processing and research and development capabilities, we expect that our operating expenses and capital requirements will increase. To effectively manage our growth, we must continue to expend funds to improve our operational, financial and management controls, and our reporting systems and procedures. In addition, we must effectively expand, train and manage our employee base. If we fail in our efforts to manage our internal growth, our business prospects, revenues and profit margins may suffer.

WE INTEND TO CONTINUE TO PURSUE STRATEGIC TRANSACTIONS, WHICH COULD DISRUPT OUR OPERATIONS, INCREASE OUR COSTS AND NEGATIVELY IMPACT OUR EARNINGS.

      We intend to continue to pursue strategic transactions that provide access to new technologies, products or markets. These transactions could include acquisitions, partnerships, joint ventures, business combinations and investments. Any transaction may require us to incur non-recurring or ongoing charges and may pose significant integration challenges and/or management and business disruptions, any of which could increase our costs and negatively impact our earnings. In addition, we may not succeed in retaining key employees of any business that we acquire. We may not consummate these transactions on favorable terms or obtain the benefits we anticipate from a transaction.

OUR TECHNOLOGY COMPETES AGAINST OTHER FOOD IRRADIATION TECHNOLOGIES. COMPETITION IN OUR MARKET MAY RESULT IN PRICING PRESSURES, REDUCED MARGINS OR THE INABILITY OF OUR PRODUCTS AND SERVICES TO ACHIEVE MARKET ACCEPTANCE.

      We compete against several companies seeking to address the food safety market. Our electronic food irradiation technology competes against gamma ray technology and alternatives to irradiation, such as thermal sterilization, fumigation, lactoferrin and chemical washes. We may be unable to compete successfully against our current and potential competitors, which may result in price reductions, reduced margins and the inability to achieve market acceptance for our products.

      The current level of market penetration for food irradiation products is relatively low when compared to the overall size of the food markets to which we are targeting our food irradiation services and products. If food irradiation gains consumer acceptance and the market increases, we expect competition to grow significantly. Our competitors include Flow International Corporation, Ion Beam Applications, S.A., MDS/Nordion Food Technologies Service, Inc. and STERIS Corporation. These organizations may have significantly more capital, research and development, regulatory, manufacturing, marketing, human and other resources than we do. As a result, they may be able to devote greater resources to the manufacture, promotion and sale of their products, initiate or withstand substantial price competition, or take advantage of acquisition or other opportunities more readily.

OUR INABILITY TO PROTECT OUR PATENTS AND PROPRIETARY RIGHTS IN THE UNITED STATES AND FOREIGN COUNTRIES COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS PROSPECTS AND COMPETITIVE POSITION.

      Our success depends on our ability to obtain and maintain patent and other proprietary-right protection for our technology and systems and services in the United States and other countries. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary rights in these foreign countries. If we are unable to obtain or maintain these protections, we may not be able to prevent third parties from using our proprietary rights. In addition, we may incur significant expense in protecting our intellectual property and defending or assessing claims with respect to intellectual property owned by others.

      We periodically assess the strength of our patent and intellectual property protection for our technologies and products. Our electronic food irradiation system combines our patented conveyor and shielding systems and proprietary software with publicly available electron beam, x-ray and linear accelerator technology. Despite our assessments and our belief in the strength of our patent protection for particular technologies or products, our patents may not provide effective barriers to entry against competitors because our competitors may develop competing technologies and products that do not infringe upon our patents. Further, our patents do not cover electron beam, x-ray or linear accelerator technology, which are publicly available. We also could choose to modify or abandon one or more planned or current products because of these assessments or actual or threatened claims by other companies. Our patents or pending patent applications may be challenged, narrowed or invalidated. In addition, we are not certain that our pending patent applications will be issued.

      We also rely on trade secrets, proprietary know-how and continuing technological innovation to remain competitive. We have taken measures to protect our trade secrets and know-how, including the use of confidentiality agreements with our employees, consultants and advisors. It is possible that these agreements may be breached and that any remedies for a breach will not be sufficient to compensate us for damages incurred. We generally control and limit access to, and the distribution of, our product documentation and other proprietary information. Despite our efforts to protect these proprietary rights, unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. We also cannot guarantee that other parties will not independently develop our know-how or otherwise obtain access to our technology.

COMPANIES MAY CLAIM THAT WE INFRINGE THEIR INTELLECTUAL PROPERTY OR PROPRIETARY RIGHTS, WHICH COULD CAUSE US TO INCUR SIGNIFICANT EXPENSES OR PREVENT US FROM SELLING OUR PRODUCTS.

      Our success depends on our ability to operate without infringing the patents and proprietary rights of third parties. Product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. Future patents issued to third parties may contain claims that conflict with our patents. Although we believe that our current product does not infringe the proprietary rights of any third parties, third parties could assert infringement claims against us in the future. Any litigation or interference proceedings, regardless of their outcome, would probably be costly and require significant time and attention of our key management and technical personnel. Litigation or interference proceedings could also force us to:

      - Stop or delay selling, manufacturing or using products that incorporate the challenged intellectual property;

      -     Pay damages; or

      - Enter into licensing or royalty agreements that may be unavailable on acceptable terms.

PRODUCT LIABILITY CLAIMS COULD MATERIALLY ADVERSELY AFFECT OUR CUSTOMER RELATIONSHIPS AND COSTS.

      Our involvement in the processing of food results in a significant risk that we will be subject to product liability claims resulting from the consumption of contaminated food. We may be held liable or incur costs to settle or defend liability claims if any of our systems cause, or are claimed to cause, injury or are found unsuitable during product testing, manufacturing, marketing, sale or use. These risks exist even with respect to products that have received, or may in the future receive, regulatory approval, registration or clearance for commercial use. Also, we may be liable to our customers for the costs they incur from product recalls. We cannot guarantee that we will be able to avoid product liability exposure.

      While we currently maintain product liability insurance at levels that we believe are sufficient and consistent with industry standards for companies at our stage of development, we cannot guarantee that our product liability insurance is adequate. It is also possible that at any time our insurance coverage may become unavailable on commercially reasonable terms or at all. A product liability claim or product recall could result in liability to us greater than our assets and/or insurance coverage. Moreover, product liability claims, recalls and expenses associated with defending against claims or recalls could have an adverse impact on us even if we have adequate insurance coverage. Further, a product liability claim against us, whether merited or not, or a product recall claim against us would damage our reputation and severely undermine our branding campaign and our efforts to gain consumer acceptance.

IF WE CANNOT RETAIN KEY PERSONNEL OR ATTRACT QUALIFIED PERSONNEL, OUR CUSTOMER RELATIONSHIPS, COMPETITIVE POSITION AND REVENUES COULD SUFFER.

      Our success depends to a significant extent upon the efforts of our key management, sales and marketing, technical support and research and development personnel, none of whom have entered into agreements not to compete with us. The loss of any key personnel could adversely affect us. We believe that our future success will depend in large part upon our continuing ability to attract and retain highly skilled managerial, sales and marketing, technical support and research and development personnel. Like other emerging growth companies, we face intense competition for our personnel needs, and we have at times experienced and continue to experience difficulty in recruiting qualified personnel. We face the additional challenge of carefully balancing the growth of our employees commensurate with our anticipated revenue growth. If our revenue growth or attrition levels vary significantly, our results of operations or financial condition could be adversely affected. Further, our common stock price has been, and may continue to be extremely volatile. When our common stock price is less than the exercise price of stock options granted to employees, turnover is likely to increase, which could adversely affect our results of operations or financial condition. Additionally, there are several proposals in the United States Congress and in the accounting industry to require corporations to include a compensation expense in their statement of operations relating to the issuance of employee stock options. If such a measure is approved, we may decide to issue fewer stock options. As a result, we may be impaired in our efforts to attract and retain necessary personnel. We cannot assure you that we will be successful in attracting, assimilating and retaining additional qualified personnel in the future. If we were to lose the services of one or more of our key personnel, or if we failed to attract and retain additional qualified personnel, it could materially and adversely affect our customer relationships, competitive position and revenues.

DELAYS IN THE CONSTRUCTION AND INSTALLATION OF OUR SYSTEMS COULD NEGATIVELY AFFECT OUR REVENUES.

      Our business model depends on the successful deployment of our systems, whether the systems are constructed and installed in our company-owned service centers or in a customer's production line. A number of factors beyond our control can slow or delay the deployment of our systems such as site preparation, zoning and permitting requirements, the availability of skilled construction personnel and construction equipment, and adverse weather conditions.

IF OUR STOCK PRICE BECOMES LESS THAN $1.00 PER SHARE FOR AN EXTENDED PERIOD, WE COULD BE DELISTED FROM THE NASDAQ.

      Maintaining the listing of our common stock on the Nasdaq National Market is important to us. The delisting of our common stock from the Nasdaq would have a material adverse effect upon the marketability of our common stock and could, among other things, materially and adversely affect our ability to raise additional equity capital or to obtain financing through other sources. The Nasdaq has numerous requirements which must be complied with for a company to maintain its security's listing on the Nasdaq, one of which is that the minimum bid price of the security must be $1.00 or greater per share. If the price of our common stock were below $1.00 per share for a period of 30 or more consecutive business days, the Nasdaq could take action to delist our common stock from the Nasdaq. While the price of our common stock on the Nasdaq has not traded below $1.00 since our initial public offering, we cannot assure you that the price of our common stock will not fall below $1.00 in the future. On December 13, 2002, the closing price per share of our common stock was $4.25.

      If our common stock were delisted from the Nasdaq, trading would thereafter be reported in the National Association of Securities Dealers Over the Counter Bulletin Board or in the "pink sheets." The investing in securities traded in the Bulletin Board or in the pink sheets is generally considered to be subject to more risk than comparable investing in securities, which are traded on one of the major national securities exchanges such as the Nasdaq or the New York Stock Exchange. In the event of delisting from the Nasdaq, our common stock may be classified as a "penny stock" by the SEC and would become subject to rules adopted by the SEC regulating broker-dealer practices in connection with transactions in "penny stocks." Broker-dealers recommending a penny stock must, among other things, document the suitability of the investment for the specific customer, obtain a written agreement of the customer to purchase the penny stock, identify such broker-dealer's role, if any, as a market maker in the particular stock, and provide information with respect to market prices of the common stock and the amount of compensation that the broker-dealer will earn in the proposed transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the market for our common stock. If our common stock became subject to the penny stock rules, many broker-dealers may be unwilling to engage in transactions in our securities because of the added disclosure requirements, thereby making it more difficult for purchasers of our common stock to dispose of their shares of our common stock. The ownership of penny stock is generally considered to subject the owner to greater risks than the ownership of common stock as a whole due, among other things, to the smaller trading volume in such stocks and to the substantial impact upon the stock's overall value which results from small stock price variations.

RISKS RELATED TO OUR RELATIONSHIP WITH TITAN

OUR INDEPENDENT STATUS FROM TITAN INVOLVES A VARIETY OF RISKS FOR SUREBEAM, INCLUDING RISKS RELATED TO ACCESS TO FINANCING SOURCES AND CORPORATE SERVICES AND FACILITIES PREVIOUSLY PROVIDED BY TITAN. OUR INABILITY TO SUCCESSFULLY ADDRESS THESE RISKS COULD NEGATIVELY IMPACT THE OPERATION OF OUR BUSINESS AND FINANCIAL RESULTS.

      Titan has distributed its shares of our common stock to Titan stockholders following its receipt of a favorable ruling from the Internal Revenue Service. We now have substantially complete separation from Titan, other than our various contracts with Titan. While the continued control of our company by Titan involved a variety of risks, our separation from Titan also involves numerous risks.

      If we require additional financing other than that provided by our credit facility with Titan, we would be required to develop our own credit and other liquidity sources. Titan had historically provided for our general corporate and administrative support, which was principally comprised of administrative and clerical functions necessary to implement our management decisions and operations, including benefits administration and information technology support, through a corporate services agreement. In connection with the spin-off, various agreements with Titan have terminated and we have developed our own systems and services. However, we may not be able to retain these services successfully or at a comparable cost to that as provided by Titan.

OUR BUSINESS MAY SUFFER BECAUSE WE HAVE ENTERED INTO AFFILIATE AGREEMENTS WITH TITAN THAT MAY NOT HAVE BEEN BASED ON ARMS' LENGTH NEGOTIATIONS.

      We have entered into various agreements with Titan including a tax allocation agreement, tax sharing and disaffiliation agreement, license agreement, and credit agreement. Because we were a majority-owned subsidiary of Titan at the time these agreements were entered into, these agreements were negotiated between related parties, and the results may differ from results obtained from arms-length third parties. Under the license agreement, Titan purchased a perpetual and exclusive, non-royalty bearing license to use our intellectual property on all applications other than the food (excluding water), animal hide and flower markets in return for the following: 1) to make available to us a $50.0 million line of credit, 2) to convert the then current $75.0 million debt owed Titan to equity via an exchange for our stock, and 3) a cash payment of $8.0 million.

      Under the tax allocation agreement, Titan will determine the amount of separate taxable income and tax liability that we would realize if we filed a separate tax return. In addition, because we have filed a consolidated tax return with Titan, we may be obligated to pay taxes for the entire group of Titan companies if those companies defaulted in the payment of their taxes. If Titan offsets taxable gains with our losses, Titan will have to compensate us in cash for the benefit it receives for its use of our losses when we demonstrate we are able to utilize those losses or they would have otherwise expired. In addition, any benefit from our losses used to offset Titan profits resulting in a tax savings, is subject to Titan's position at that time.

WE HAVE ENTERED INTO A LICENSE AGREEMENT WITH TITAN THAT PREVENTS US FROM CAPITALIZING ON NEWLY DISCOVERED USES OF OUR TECHNOLOGY IN APPLICATIONS THAT ARE NOT RELATED TO FOOD (EXCLUDING WATER), ANIMAL HIDES AND FLOWERS EXCEPT THROUGH A MANUFACTURING CONTRACT.

      Titan purchased from us a perpetual and exclusive non-royalty bearing license to use our intellectual property in all applications and fields other than in the fields of food (excluding water), animal hides and flowers. Because Titan's license is an exclusive license, we cannot use our intellectual property in applications other than food (excluding water), animal hides and flowers. Applications which we believe are reserved for Titan's use include medical equipment sterilization and sterilization of mail to eliminate the threat of anthrax contamination.

      Under the terms of the license agreement with Titan, future sales of electronic irradiation equipment to Titan, if any, will be sold on a cost plus 20% markup basis, unless otherwise negotiated. Titan is obligated to purchase electronic irradiation equipment it requires, if any, from SureBeam until December 31, 2003, after which it may purchase equipment from any source. Therefore, after December 31, 2003, we anticipate we will receive no revenue from any commercialization of our licensed technology by Titan or any new applications for our licensed technology developed by Titan unless Titan chooses to purchase equipment from us or enter into other arrangements with us under which we would receive revenue. Titan is not obligated to purchase any electronic irradiation equipment from us in the future, and should Titan not purchase any electronic irradiation equipment from us, it could have a material adverse effect upon our financial condition and results of operations.

ONE OF OUR DIRECTORS IS ALSO A DIRECTOR OF TITAN, WHICH COULD CAUSE TITAN'S INTERESTS TO RECEIVE PRIORITY OVER OUR INTERESTS.

      One of our directors, Susan Golding, also is a director of Titan. During 2001, Ms. Golding was a consultant to Titan. Titan is currently our primary creditor because it has extended to us a $50.0 million secured credit facility, under which we have obtained $25.0 million as of December 13, 2002. Therefore, Ms. Golding may consider not only the short-term and long-term impact of financial and operating decisions on us, but also the impact of these decisions on Titan's consolidated financial results and its stockholders. In some instances, the impact of these decisions could be disadvantageous to us while advantageous to Titan. We cannot guarantee that all conflicts will be resolved in a manner that is favorable to us or that such conflicts will not result in harmful consequences to our business or prospects.

MAINTAINING THE TAX-FREE STATUS OF THE DISTRIBUTION OF OUR COMMON STOCK BY TITAN TO ITS STOCKHOLDERS RESTRICTS CERTAIN OF OUR ACTIVITIES.

      For the distribution of our stock by Titan to qualify as tax-free to Titan, there must not be a change in ownership of 50% or more in either the voting power or value of either our stock or Titan's stock that is considered to be part of a plan or a series of related transactions related to Titan's intended distribution of our stock to its stockholders. Accordingly, we may be significantly limited in our ability to raise additional equity financing, use our stock for acquisitions and other similar strategic transactions or for compensation of employees and others. Further, in connection with the spin-off, we have entered into a tax sharing and disaffiliation agreement that provides for, among other things, an agreement with Titan that if we take any action that causes Titan's representations with respect to the letter ruling to be untrue or engage in transactions after the distribution that cause the spin-off to be taxable to Titan, we would be required to indemnify Titan for any and all taxes resulting from the failure of the spin-off to qualify as a tax-free transaction. In addition, we may be required to indemnify Titan for half of any taxes incurred as a result of the spin-off if the spin-off is taxable for reasons that were not caused by actions taken by either Titan or us and to share proportionately with Titan such taxes if they are caused by actions by both us and Titan, in proportion to our relative contribution to the imposition of these taxes. Any indemnification payments by us would most likely be material.

OUR SALES THROUGH TITAN GENERALLY PRODUCE LOWER PROFIT MARGINS THAN OUR SALES TO OTHER PARTIES. A HIGHER PERCENTAGE OF SALES THROUGH TITAN COULD REDUCE OUR OVERALL PROFIT MARGINS.

      Historically, Titan has purchased a substantial amount of equipment from us as a subcontractor, in order to allow Titan to fulfill various contracts. These sales have typically been structured on a fixed price basis or cost plus basis. Therefore, sales to or through Titan have historically, and likely will in the future, carry a lower profit margin than comparable sales to other parties. A higher percentage of sales through Titan could reduce our overall profit margins.

RISKS RELATED TO THE SECURITIES MARKETS AND OWNERSHIP OF OUR COMMON STOCK

OUR SECURITIES HAVE NOT BEEN PUBLICLY TRADED VERY LONG AND OUR STOCK PRICE MAY BE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND VOLATILITY.

      The market price of our common stock has been subject to significant fluctuations since the date of our initial public offering on March 16, 2001. Our common stock market price has ranged from a high of approximately $19.45 to a low of approximately $1.46 since such time. These fluctuations could continue. Among the factors that could affect our stock price are:

      -     Quarterly variations in our operating results;

      - Changes in revenue or earnings estimates or publication of research reports by analysts;

      -     Speculation in the press or investment community;

      - Strategic actions by us such as new joint ventures, acquisitions or restructuring;

      -     Actions by institutional stockholders;

      -     General market conditions; and

      - Domestic and international economic factors unrelated to our performance.

      The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY DELAY OR PREVENT ACQUISITION OF US, WHICH COULD DECREASE THE VALUE OF YOUR SHARES.

      Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. These provisions include a classified board of directors and limitations on actions by our stockholders by written consent. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of common stock by the selling stockholders. Assuming the full exercise of the warrants by the selling stockholders on a cash basis, we will receive approximately $7,914,450 in gross proceeds. Although we have not yet formulated a specific plan, we intend to use a significant portion of the proceeds from the exercise of the warrants for working capital, and other general corporate purposes as our Board of Directors may determine. All proceeds from the sale of the common stock under this prospectus will be for the account of the selling stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution" below.

              ISSUANCE OF COMMON STOCK TO THE SELLING STOCKHOLDERS

      On December 2, 2002, we entered into agreements with investors to sell an aggregate of 5,276,314 shares of our common stock for $4.75 per share, or an aggregate purchase price of approximately $25,062,492. In addition, we issued warrants to purchase 1,319,075 shares of our common stock at an exercise price of $6.00 per share. We issued these shares and warrants to the investors on December 3, 2002. The warrants are exercisable from the date of issuance until December 2, 2007. The shares issued under the agreements were offered through a placement agent, for which services we paid to the placement agent a fee of approximately $1,754,374. After the placement agent fee and before deducting related legal and accounting expenses, we realized net proceeds of approximately $23,300,000. We intend to use the proceeds for working capital needs and general corporate purposes.

      This prospectus covers the resale by the selling stockholders of up to 6,595,389 shares, which includes 5,276,314 shares of our common stock which are issued and outstanding and 1,319,075 shares of our common stock underlying the warrants.

      We issued all of the securities under an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") pursuant to Section 4(2) of the Securities Act and/or Rule 506 of Regulation D under the Securities Act. All of the shares of common stock issued to the investors or to be issued upon exercise of the warrants issued to the investors are restricted until we register them under this prospectus. We agreed to file a registration statement with the SEC covering the resale of the shares issued or issuable to each selling stockholder. Our agreement requires us to cause this registration statement to remain effective until the earlier of (a) two years after it is declared effective by the SEC, (b) the date on which each selling stockholder's shares could be sold in a single three-month period under Rule 144 of the Securities Act, or (c) such time as all the common stock offered by this prospectus have been sold. We also agreed to indemnify each selling stockholder for claims made against them arising out of, among other things, statements made in this registration statement.

                            INCOME TAX CONSIDERATIONS

      You should consult your own tax advisor about the income tax issues and the consequences of holding and disposing of our common stock.

                              SELLING STOCKHOLDERS

      The following table sets forth information as of December 13, 2002, with respect to the number of shares of common stock owned by each of our stockholders selling under this prospectus. None of the selling stockholders has had a material relationship with us within the past three years, other than as a result of the ownership of shares or other securities.


                                                                                 SHARES OF COMMON      PERCENTAGE
                                                SHARES OF                              STOCK           OF COMMON
                                              COMMON STOCK        NUMBER OF         BENEFICIALLY       STOCK HELD
                                              BENEFICIALLY         SHARES         OWNED AFTER THE      AFTER SALE
                                              OWNED AS OF      REGISTERED FOR       SALE OF THE        OF COMMON
          SELLING STOCKHOLDER               THE DATE HEREOF     SALE HEREBY       COMMON STOCK(1)        STOCK
          -------------------               ---------------     -----------       ---------------        -----
Mainfield Enterprises, Inc. (2)                1,319,085         1,315,788             3,297               *

Riverview Group, LLC (2)                       1,315,788         1,315,788                 0               0

SF Capital Partners Ltd (3)                      937,500           937,500                 0               0

Cranshire Capital, L.P. (4)                      983,752           921,052            62,700               *
Smithfield Fiduciary LLC (5)                     789,473           789,473                 0               0
Deephaven Small Cap Growth Fund, LLC (5)         789,473           789,473                 0               0
Omicron Master Trust (6)                         526,315           526,315                 0               0

------------

      *     Represents less than one percent.

      (1)   Assumes no additional shares of common stock are acquired.

      (2) Includes 263,157 shares of common stock that may be obtained upon exercise of a warrant at $6.00 per share.

      (3) Includes 187,500 shares of common stock that may be obtained upon exercise of a warrant at $6.00 per share.

      (4) Includes 184,210 shares of common stock that may be obtained upon exercise of a warrant at $6.00 per share.

      (5) Includes 157,894 shares of common stock that may be obtained upon exercise of a warrant at $6.00 per share.

      (6) Includes 105,263 shares of common stock that may be obtained upon exercise of a warrant at $6.00 per share.

                              PLAN OF DISTRIBUTION

      The common stock covered by this prospectus may be offered and sold at various times by the selling stockholders. As used herein, "selling stockholders" includes the selling stockholders named in the table above and pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The common stock may be sold by or for the account of the selling stockholders in transactions on the Nasdaq National Market, the over-the-counter market, or otherwise. The sales may be made at fixed prices, at market prices prevailing at the time, or at privately negotiated prices. The selling stockholders may sell the common stock by means of one or more of the following methods:

      - a block trade in which the broker-dealer so engaged will attempt to sell the common stock as agent, but may position and resell a portion of the block as a principal to facilitate the transaction;

      - purchases by brokers, dealers or underwriters as principal and resale by those purchasers for their own accounts under this prospectus;

      - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

      - in connection with the loan or pledge of the common stock registered hereunder to a broker-dealer, and the sale of the common stock so loaned or the sale of the shares so pledged upon a default;

      - an exchange distribution in accordance with the rules of the applicable exchange;

      - in connection with the writing of non-traded and exchanged-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter option;

      -     short sales;

      -     in privately negotiated transactions; or

      -     in a combination of any of the above methods.

      In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in the resales. Brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from the purchasers, or from both. The selling stockholders do not expect these discounts, concessions or commissions to exceed what is customary in the applicable types of transactions.

      The selling stockholders and any participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commission, discount or concession these "underwriters" receive may be deemed to be underwriting compensation. In addition, because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any shares of a selling stockholder covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

      The selling stockholders have been advised that while they are engaged in a distribution of the common stock included in this prospectus, they may be required to comply with the anti-manipulative provisions of Regulation M as promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). With certain exceptions, Regulation M precludes the selling stockholders, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. Regulation M's prohibition on purchases may include purchases to cover short positions by the selling stockholders, and a selling stockholder's failure to cover a short position at a lender's request and subsequent purchases of shares by the lender in the open market to cover such short positions, may constitute an inducement to buy shares which is prohibited by Regulation M.

      We have agreed to bear all expenses of registration of the common stock (other than fees and expenses, if any, of legal counsel or other advisors to the selling stockholders). Any commissions, discounts, concessions or other fees, if any, are payable to brokers or dealers in connection with any sale of the common stock will be borne by the selling stockholders selling those shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

      To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In addition, we will file a supplement to this prospectus upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares. We will bear all costs, expenses and fees in connection with the registration of the shares.

                                  LEGAL MATTERS

      Certain legal matters in connection with the issuance of the securities offered hereby will be passed upon for SureBeam by Luce, Forward, Hamilton & Scripps LLP, attorneys at law, San Diego, California.

                                     EXPERTS

      The financial statements of SureBeam appearing in SureBeam's Annual Report on Form 10-K as of and for the year ended December 31, 2001, have been included in reliance upon the report of Arthur Andersen LLP, independent public accountants, given on the authority of said firm as experts in auditing and accounting. Arthur Andersen LLP has not consented to the inclusion of its report in this prospectus, and SureBeam has dispensed with the requirement to file its consent in reliance upon Rule 437a, as promulgated under the Securities Act. Because Arthur Andersen LLP has not consented to the inclusion of its report in this prospectus, investors may not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omission to state a material fact required to be stated in those financial statements.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy and information statements and other information with the SEC. Our SEC filings are available to the public through the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms located at Room 1024, Judiciary Plaza, 450 5th Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference rooms by calling the SEC at 1-800-SEC-0330.

      This prospectus is part of a registration statement we filed with the SEC. This registration statement relates to the common stock offered by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement. For more information about our common stock, and us you should read the registration statement and its exhibits and schedules. Copies of the registration statement, including its exhibits may be obtained from the SEC's principal office in Washington, D.C. upon payment of the fees prescribed by the SEC, may be examined without charge at the offices of the SEC, or may be accessed via a web site maintained by the SEC at http://www.sec.gov.

                      INFORMATION INCORPORATED BY REFERENCE

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. This prospectus incorporates important business and financial information about SureBeam which is not included in or delivered with this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

      We incorporate by reference the following documents:

      - our Annual Report on Form 10-K for the year ended December 31, 2001, as filed on April 1, 2002;

      - our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, as filed on May 15, 2002, as amended by the Quarterly Report on Form 10-Q/A filed on July 10, 2002;

      - our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, as filed on August 14, 2002;

      - our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, as filed on November 14, 2002;

      - our Current Reports on Form 8-K filed on April 15, 2002, August 8, 2002, and December 5, 2002;

      - our definitive Proxy Statement filed on April 16, 2002 in connection with our Annual Meeting of Stockholders held on May 23, 2002;

      - the description of our common stock to be registered hereunder is contained in the section entitled "Description of Capital Stock," commencing at page 59 of the Prospectus included in the Registrant's Registration Statement on Form S-1, No 333-43672, as amended, filed with the SEC on August 14, 2000 and is incorporated herein by reference; and

      - future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the shares offered by the selling stockholders have been sold.

      Each person to whom a copy of this prospectus is delivered may obtain a copy of these filings, without charge, by writing or calling us at:

                              SureBeam Corporation
                          9276 Scranton Road, Suite 600
                               San Diego, CA 92121
                                 (858) 795-6300
                            Attention: Krista Mallory

      If you would like to request these filings from us, please do so at least five business days before you have to make an investment decision.

      You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than on the front of those documents.

                                 --------------

--------------------------------------------------------------------------------

                                    6,595,389

                              CLASS A COMMON STOCK

                              SUREBEAM CORPORATION

                                 --------------

                                   PROSPECTUS

                                 --------------

                                        , 2002

--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The Registrant estimates that costs and expenses in connection with the sale and distribution described in this registration statement will be as shown below. Selling commissions, brokerage fees, applicable transfer taxes and fees, and fees of counsel for the selling stockholders are payable by the selling stockholders.

      SEC registration fee ................................        $    2,600.00
      Printing expenses ...................................             3,000.00
      Nasdaq listing fee ..................................            17,500.00
      Accounting fees and expenses ........................            15,000.00
      Legal fees and expenses .............................            15,000.00
                                                                   -------------
                            Total .........................        $   53,100.00
                                                                   =============

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

      The Registrant's Certificate of Incorporation and Bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) require the Registrant to indemnify its directors and executive officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its stockholders, for improper transactions between the director and the Registrant and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

      The Registrant has entered into indemnity agreements with certain of its directors and executive officers that require the Registrant to indemnify such persons against any and all expenses (including attorneys' fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of the Registrant or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

      At present, there is no pending litigation or proceeding involving a Director, officer or key employee of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or Director.

      The Registrant has an insurance policy covering the officers and Directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the forgoing provisions, the Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16. EXHIBITS.

          Exhibit No.   Description
          -----------   -----------
*             4.1       Form of Securities Purchase Agreement, dated December 2,
                        2002, between the Company and various Purchasers

*             4.2       Form of Registration Rights Agreement, dated December 2,
                        2002, between the Company and various Purchasers

*             4.3       Form of Common Stock Purchase Warrant dated December 3,
                        2002

              5.1 Opinion of Luce, Forward, Hamilton & Scripps LLP as to legality of securities being registered

             23.1 Consent of Luce, Forward, Hamilton & Scripps LLP is contained in Exhibit 5.1 to this Registration Statement

----------

* Incorporated by reference to the Company's Current Report on Form 8-K filed on December 5, 2002

Arthur Andersen LLP has not consented to the inclusion of its report contained in the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001, filed on April 1, 2002 with this prospectus, and the Registrant has dispensed with the requirement to file the consent of Arthur Andersen LLP in reliance upon Rule 437a, as promulgated under the Securities Act.

ITEM 17. UNDERTAKINGS.

(a)   The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement;

      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(b) For purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or
      Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on December 18, 2002.

                                    SUREBEAM CORPORATION


                                    By:  /s/ LAWRENCE A. OBERKFELL
                                      -----------------------------------------
                                         Lawrence A. Oberkfell
                                         Chairman of the Board,
                                         Chief Executive Officer and President

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints Lawrence A. Oberkfell and David A. Rane and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

            Signature                       Title                   Date
            ---------                       -----                   ----
                                       President, Chief
                                    Executive Officer and
/s/ LAWRENCE A. OBERKFELL           Chairman of the Board
------------------------------      (Principal Executive
Lawrence A. Oberkfell                      Officer)          December 18, 2002

                                    Senior Vice President,
                                   Chief Financial Officer
/s/ DAVID A. RANE                       and Secretary
------------------------------      (Principal Financial
David A. Rane                              Officer)          December 18, 2002

/s/ JOHN C. ARME                           Director
------------------------------
John C. Arme                                                 December 18, 2002

/s/ SUSAN GOLDING                          Director
------------------------------
Susan Golding                                                December 18, 2002

/s/ MICHAEL J LICATA                       Director
------------------------------
Michael J Licata                                             December 18, 2002

/s/ WILLIAM C. HALE                        Director
------------------------------
William C. Hale                                              December 18, 2002

/s/ ROBERT O. ADERS                        Director
------------------------------
Robert O. Aders                                              December 18, 2002